SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 5

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

SPACEHAB, Incorporated

(Name of Subject Company (Issuer))

SPACEHAB, Incorporated

(Name of Filing Person (Issuer))

8% Convertible Subordinated Notes due 2007

(Title of Class of Securities)

846243 AA 1

846243 AC 7

(CUSIP Number of Class of Securities)

Michael E. Kearney

12130 State Highway 3, Building 1

Webster, Texas 77598

Telephone: (713) 558-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Arthur S. Berner	Rick C. Madden
Haynes and Boone, LLP	Skadden, Arps, Slate, Meagher & Flom LLP
1221 McKinney Street, Suite 2100	300 South Grand Avenue, Suite 3400
Houston, Texas 77010	Los Angeles, California 90071
Telephone: (713) 547-2526	Telephone: (213) 687-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$63,250,000	$7,445

(1)	The transaction valuation upon which the filing fee was based was calculated based on the maximum aggregate principal amount of the Issuer’s 5.5% Senior Convertible Notes due 2010 that could be exchanged for the $63,250,000 in principal amount outstanding of the Issuer’s 8% Convertible Subordinated Notes Due 2007.
(2)	Previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,445

Form or Registration No.: S-4 Registration Statement

                                           (File No. 333-126772)

Filing Party: SPACEHAB, Incorporated

Date Filed: July 21, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement filed by SPACEHAB, Incorporated (the “Company”) with the Securities and Exchange Commission on July 21, 2005 (the “Schedule TO”), Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on September 7, 2005, Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on September 15, 2005, Amendment No. 3 to Schedule TO filed with the Securities and Exchange Commission on October 11, 2005, and Amendment No. 4 to Schedule TO filed with the Securities and Exchange Commission on October 20, 2005 in connection with the Company’s offer to exchange (the “Exchange Offer”) for up to $63,250,000 in aggregate principal amount of its 5.5% Senior Convertible Notes due 2010 for any and all of its currently outstanding 8% Convertible Subordinated Notes due 2007 (the “Outstanding Notes”).

The Exchange Offer is subject to the terms and conditions set forth in the prospectus, as amended or supplemented from time to time (the “Prospectus”), forming a part of the Company’s Registration Statement on Form S-4 as originally filed with the Securities and Exchange Commission on July 21, 2005 (the “Registration Statement”) and the related Letter of Transmittal, a form of which has been filed as Exhibit 99.1 of the Registration Statement (the “Letter of Transmittal”).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(12)	Prospectus supplement dated as of October 27, 2005.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2005	SPACEHAB, Incorporated

	By:	/s/ Brian K. Harrington
	Name:	Brian K. Harrington
	Title:	Senior Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

(a)(12)	Prospectus supplement dated as of October 27, 2005.